14040126

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 04 2014
Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47071

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: North Sea Securities, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

98 Forest Avenue
(No. and Street)

Locust Valley (City) NY (State) 11560 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Hannah Sechrist Burns 516-277-1843
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Halpern & Associates, LLC
(Name – *if individual, state last, first, middle name*)

218 Danbury Road (Address) Wilton (City) CT (State) 06897 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Hannah Sechrist Burns, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of North Sea Securities, LP, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

PATRICIA A. CHRISTIANSEN
Notary Public, State of New York
Qualified in Nassau County
No. 01CH5017943
My Commission Expires Sept. 13, 20 17

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NORTH SEA SECURITIES, LP

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

PUBLIC

Halpern & Associates, LLC
Certified Public Accountants and Consultants
218 Danbury Road • Wilton, CT 06897 • (203) 210-7364 • FAX (203) 210-7370 • Info@Halpernassoc.com

INDEPENDENT AUDITOR'S REPORT

To the General Partner of
North Sea Securities, LP

Report on the Financial Statements

We have audited the accompanying statement of financial condition of North Sea Securities, LP (the "Company"), as of December 31, 2013 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risk of material misstatement of this financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of this financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of this financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of North Sea Securities, LP as of December 31, 2013, for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Halpern & Associates, LLC

Wilton, Connecticut
February 21, 2014

NORTH SEA SECURITIES, LP

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

ASSETS

Cash	$ 499,070
Fees receivables	123,050
Clearing deposit	100,139
Prepaid expenses	27,905
TOTAL ASSETS	$ 750,164

LIABILITIES AND PARTNER'S CAPITAL

LIABILITIES	
Accrued expenses payable	$ 154,586
PARTNER'S CAPITAL	595,578
TOTAL LIABILITIES AND PARTNER'S CAPITAL	$ 750,164

The accompanying notes are an integral part of this statement.

NORTH SEA SECURITIES, LP

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

1. NOTES ON SIGNIFICANT BUSINESS ACTIVITIES

North Sea Securities, LP (the "Company"), a Delaware limited partnership, is registered as a broker-dealer in securities with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. In this capacity, it provides investment banking and other financial consulting services. The Company, a wholly owned subsidiary of North Sea Partners, LLC, operates on a fully disclosed basis through its clearing broker.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker/dealer, clearing organization, customer and/or other counterparty with which it conducts business.

The clearing and depository operations for the Company's proprietary and customer transactions are performed by its clearing broker pursuant to the clearance agreement. At December 31, 2013, the receivable from clearing broker reflected on the statement of financial condition was substantially in cash and cash equivalents.

2. SIGNIFICANT ACCOUNTING POLICIES

Security transactions and financing with its clearing broker are classified as operating activities on the statement of cash flows since this is the Company's principal business.

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

3. CASH AND CASH EQUIVALENTS

The Company maintains its cash in bank deposit accounts. Funds deposited with a single financial institution are insured up to $250,000 in the aggregate by the Federal Deposit Insurance Corporation ("FDIC"). The Company also places cash and cash equivalents with their clearing broker. Funds deposited with a single brokerage institution are insured up to $500,000 per customer, including up to $250,000 for cash deposits, by the Securities Investor Protection Corp. ("SIPC"). At times, cash balances may exceed insured limits. The Company has not experienced any losses in such accounts. Cash equivalents consist of money market and overnight investment accounts.

The Company considers all highly liquid instruments purchased with a maturity date of three months or less when purchased to be cash equivalents. At December 31, 2013 clearing deposit includes $100,139 being held in money market funds.

4. PROVISION FOR INCOME TAXES

The Company is recognized as a Limited Partnership by the Internal Revenue Service. As a Limited Partnership, the Partnership is not subject to income taxes. The Partnership's income or loss is reportable by its partners on their individual tax returns.

FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2013 management has determined that there are no material uncertain income tax positions.

5. LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

As of December 31, 2013, the Company had not entered into any subordinated loan agreement.

6. RELATED PARTY EXPENSES

As of January 1, 2013, The Company and North Sea Partners LLC (NSP) amended the terms by which they share expenses.

NSP provides the Company the benefit and use of the shared expenses without making the Company directly or indirectly liable to NSP for any cost related to the shared expenses. The Company has assigned a monthly value of $27,833 to the shared expenses. The Company maintains a schedule listing each shared expense paid on the Company's behalf and assigns a theoretical value to each shared expense. Additionally, the Company is not a named party to any service contract relating to the shared expenses or directly or indirectly liable to any vendor providing services related to the shared expenses.

7. COMMITMENTS AND CONTINGENT LIABILITIES

The Company had no underwriting commitments, or contingent liabilities at December 31, 2013 or during the year then ended.

8. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company transacts limited business and carries no customer accounts.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $444,623, which exceeded the minimum requirement of $100,000 by $344,623. The Company's ratio of aggregate indebtedness to net capital was .34 to 1.

10. SUBSEQUENT EVENTS

Events have been evaluated through the date that these financial statements were available to be issued and on January 31, 2014, a distribution of $200,000 was made to North Sea Partners. No further information is required to be disclosed.